UNITED STATES
(Check One):                         SECURITIES AND EXCHANGE COMMISSION
    |_|  Form 10-K                         Washington, D.C. 20549
    |_|  Form 20-F
    |_|  Form 11-K                               FORM 12b-25
    |X|  Form 10-Q
    |_|  Form 10-D
    |_|  Form N-SAR
    |_|  Form N-CSR





                               NOTIFICATION OF LATE FILING

                               For Period Ended:     March 31, 2006
                                                 ------------------
                               |_|  Transition Report on Form 10-K
                               |_|  Transition Report on Form 20-F
                               |_|  Transition Report on Form 11-K
                               |_|  Transition Report on Form 10-Q
                               |_|  Transition Report on Form N-SAR

                               For the Transition Period Ended:
                                                               -----------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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  PART I -- REGISTRANT INFORMATION


                      Metromedia International Group, Inc.
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                             Full Name of Registrant

                             8000 Tower Point Drive
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            Address of Principal Executive Office (Street and Number)

                               Charlotte, NC 28227
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                            City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|_| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         Metromedia International Group, Inc. (the "Registrant") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the "2006 Quarterly Report") due to the additional time and effort that has been required for the Registrant to restate its previously issued financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 and the quarters ended March 31, June 30 and September 30, 2004 and 2003 and to prepare and finalize the Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2005 (the "2005 Quarterly Reports") and the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K").

         The filing of the Registrant's 2004 Form 10-K, the 2005 Quarterly Reports and the 2005 Form 10-K with the SEC, along with the Registrant's completion of its work effort for compliance with Section 404, "Management Assessment of Internal Controls" of the Sarbanes-Oxley Act of 2002 for corporate headquarters with respect to the filing of its 2005 Form 10-K, are a prerequisite for the filing of the 2006 Quarterly Report. At present, the Registrant cannot predict with confidence when it will file the 2004 Form 10-K, 2005 Quarterly Reports, or 2005 Form 10-K.

         The Registrant believes that the work effort associated with the restatement process is substantially complete, and as such, the Registrant is in a reporting and disclosure phase with respect to the 2004 Form 10-K. However, the Registrant cannot provide assurance that additional significant work effort will not be required associated with the restatement process, since the Registrant's independent auditors have not yet completed their review work effort.

         In regards to the 2005 Quarterly Reports and 2005 Form 10-K, the Registrant is in the early stage of the preparation and finalization of its financial results for the respective accounting periods. This situation is principally the result of the restatement process that is currently underway, since corporate finance personnel have not been able to spend sufficient time assisting the business venture finance personnel in their U.S. GAAP reporting workflow efforts.



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Harold F. Pyle, III                  704                  321-7380
--------------------------------- ---------------------- -----------------------
                (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No


The Registrant has been unable to fully complete the preparation of its consolidated financial statements and footnote disclosures for the annual audit, as required for the filing of its 2004 Form 10-K and 2005 Form 10-K and its 2005 Quarterly Reports.

The Registrant has also failed to timely file with the SEC the financial information of Magticom required under Item 9.01(a) and (b) of Form 8-K in respect of the Registrant's purchase of an additional interest in Magticom, as previously announced by the Registrant in a press release dated February 15, 2005. The Registrant will file such financial information by amending the Registrant's February 17, 2005 Form 8-K as soon as possible after the date the Registrant files its Form 10-K for the fiscal year ended December 31, 2004.

The Registrant has also failed to timely file with the SEC the financial information of Magticom required under Item 9.01(a) and (b) of Form 8-K in respect of the Registrant's purchase of an additional interest in Magticom, as previously announced by the Registrant in a press release dated September 15, 2005. The Registrant will file such financial information by amending the Registrant's September 19, 2005 Form 8-K as soon as possible after the date the Registrant files its Form 10-K for the fiscal year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its 2006 financial results will differ significantly from previously issued financial statements, since the following significant events occurred since the last issued financial results as of September 30, 2004:

     o The Registrant disposed of its 71% interest in PeterStar in August 1, 2005, for cash consideration of $215.0 million, and as a result:

          o The Registrant will record a gain in excess of $100.0 million in the third quarter of 2005; and

          o The Registrant redeemed its outstanding $152.0 million 10 1/2% Senior Notes in early August 2005 using a portion of the cash proceeds from the sale of PeterStar.

     o The Registrant increased its effective ownership interests in certain of its Georgian business ventures in 2005, as follows, and the Registrant has not completed its analysis of the impact of such restructuring of ownership interests, vis-a-vis its consolidation accounting policy:

          o Magticom by 8.3% during the first quarter of 2005 at a cost of $23.1 million and further increased its effective ownership interest in Magticom by 7.3% during the third quarter of 2005 at a cost of $21.5 million; and

          o Telecom Georgia by 51.0% during the first quarter of 2005 at a cost of $5.0 million.

The Registrant cannot currently provide reasonable estimates for its 2005 financial results due to the following:

     o The Registrant has not yet completed the restatement of its prior year financial statements;

     o The Registrant's corporate finance team has not been able to complete its review and analysis of the Magticom and Telecom Georgia 2005 financial results; and

     o The Registrant has not yet determined its accounting treatment of the 2005 restructuring of ownership activities, discussed above, vis-a-vis its consolidation accounting policy.


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                      Metromedia International Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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Date:     May 11, 2006              By:  /S/  HAROLD F. PYLE III
      -------------------------         ----------------------------------------
                                        Harold F. Pyle, III
                                        Executive Vice President Finance, Chief
                                        Financial Officer and Treasurer


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